Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

April 28, 2010

Catalyst Paper Q1 results hurt by lower paper prices, cyclical price recovery emerging

Richmond, (BC) – Catalyst Paper (TSX:CTL) has recorded a net loss attributable to the company of $44.1 million ($0.12 per common share) on sales of $273.3 million for the first quarter of 2010.  The net loss increased from $35.8 million in the preceding quarter ($0.09 per common share), due to declining specialty printing paper prices and additional production curtailment.  Higher restructuring, input and maintenance costs further impacted Q1 results.

Before specific items, Catalyst posted a net loss attributable to the company of $37.6 million ($0.10 per common share), in contrast to $21.8 million in the fourth quarter of 2009 ($0.06 per common share).  Specific items after-tax included restructuring costs of $10.1 million and bond exchange-related costs of $5.9 million, offset by a foreign exchange gain on long-term debt of $11.7 million.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the first quarter were negative $16.2 million, compared with positive EBITDA of $14.1 million in the preceding quarter.  Before specific items, EBITDA deteriorated to negative $2.1 million from positive $15.5 million in the prior quarter. The Q1 operating loss of $48.9 million, compared to a $41.1 million loss in Q4, reflected lower EBITDA.

“We saw some recovery in print advertising from the very low levels of a year ago and as a consequence, paper demand is up slightly,” said President and CEO Richard Garneau. “Pulp strengthened as various events combined to drive price recovery and we could see a more extended pulp up-cycle. Markets for all products going forward will be influenced by industry re-start decisions and operating rates.”

Paper demand remained well below pre-recession levels, and benchmark prices dropped further for coated, uncoated and directory grades.  North American newsprint consumption continued to decline, and although offshore exports helped boost the benchmark price over the preceding quarter, it remained well below the level of a year ago.  Continued pulp price recovery was driven in part by production interruptions in Chile and other regions, and in late March the company announced it would restart the second pulp line at Crofton in the second quarter.

In light of weak paper markets, the three paper machines at the Elk Falls division remained indefinitely curtailed.  The No. 1 newsprint machine at Crofton, seasonally curtailed in December, was indefinitely idled in January, and as a result, the Paper Recycling division, which supplied de-inked pulp to Crofton, was curtailed in February.  Total first-quarter production curtailments represented 14 per cent of specialty paper capacity, 52 per cent of newsprint capacity, and 36 per cent of market pulp capacity.

Restructuring costs during the quarter increased due to severance of some 300 employees who became eligible for and elected this option.  Most had been laid off as a result of the Elk Falls curtailment.  In light of some progress in tax-related discussions with Campbell River, Catalyst put forward a proposed restart plan for two specialty machines at Elk Falls to the hourly workforce based, in part, on achieving competitive labour costs at that mill.

Changes to post-retirement and benefit plans for salaried employees and retirees were implemented in the quarter, with expected annualized savings of $8 million.

Milestones reached in the company’s ongoing drive for more equitable and sustainable municipal tax treatment included an agreement in principle with the City of Powell River signed subsequent to quarter-end. The agreement entailed reduced taxation and pursuit of joint arrangements to meet municipal infrastructure needs that, when implemented, will bring the Powell River mill’s annual property tax cost down to $1.5 million. Catalyst is also seeking leave to appeal to the Supreme Court of Canada, following the April 22nd dismissal of its appeal concerning the North Cowichan 2009 tax bylaw by the Court of Appeal for British Columbia. In its decision, the court declined to strike down the tax bylaw, calling the “extreme imbalance” perpetuated by the District of North Cowichan a political problem requiring a policy decision by elected officials. The company accrued for this eventuality and has paid $15 million in outstanding 2009 property taxes, penalties and interest owing to the four municipalities where its mills are located.

“This appeal court decision, while disappointing, simply reinforces that solving the problem of unsustainable Class 4 tax rates rests with governments in BC. Until corrective steps are taken, major industry jobs and capital investments in this province will continue to be at risk,” said Mr. Garneau.

Catalyst completed the exchange of US$318.7 million of its 8.625 per cent senior notes due June 2011, for US$280.4 million of new 11 per cent senior secured notes due December 2016.  As of quarter-end, US$35.5 million of the 2011 notes remained outstanding.  Catalyst received credit-rating downgrades during the quarter from Moody’s and Standard and Poor’s.

Slow improvement in North American print advertising is expected over the balance of 2010, with minor recovery in coated and uncoated demand and pricing. Price increases to take effect April 1, May 15 and June 1, 2010 have been announced for coated, soft-calendared and high bright uncoated products. Price increases for pulp and newsprint have also been announced for Q2. Demand for directory is likely to contract though pricing is expected to be steady.

Catalyst expects to maintain capital spending, which was $3.2 million in the first quarter, at basic maintenance levels throughout 2010.  However, $18 million in available Canadian federal government Green Transformation Program credits will be applied toward development of two capital-project proposals that deliver energy-efficiency and cost-reduction benefits.

Selected Financial Highlights

	2010	2009 1
	Q1	TOTAL	Q4	Q3	Q2

Sales	$273.3	$1,223.5	$295.0	$266.9	$300.7
Operating earnings (loss)	(48.9)	(40.8)	(41.1)	(10.0)	(21.5)
EBITDA 2	(16.2)	123.2	14.1	25.9	14.3
– before specific items 2	(2.1)	141.1	15.5	25.9	26.6
Net earnings (loss) attributable to the Company	(44.1)	(4.4)	(35.8)	13.2	(1.9)
– before specific items 2	(37.6)	(58.8)	(21.8)	(19.8)	(25.6)
EBITDA margin2	(5.9%)	10.1%	4.8%	9.7%	4.8%
– before specific items 2	(0.8%)	11.5%	5.3%	9.7%	8.8%

Net earnings (loss) per share attributable to the Company’s common shareholders (in dollars) – basic and diluted	(0.12)	(0.01)	(0.09)	0.03	(0.01)
– before specific items 2	(0.10)	(0.15)	(0.06)	(0.05)	(0.06)

1
Effective January 1, 2010, the Company changed its policy with respect to certain of its derivative financial instruments and translation of foreign currency-denominated working capital balances. The new policies are considered preferable as they increase transparency of the economic hedging activity. Prior period comparative information has been restated to reflect this change of policy. Refer to the Company’s interim consolidated financial statements for the three month period ended March 31, 2010, Note 3, “significant accounting policies” for further details.

2
EBITDA, EBITDA before specific items, EBITDA margin, EBITDA margin before specific items, net earnings (loss) attributable to the Company before specific items, and net earnings (loss) per share attributable to the Company’s common shareholders before specific items are non-GAAP measures. EBITDA margin and EBITDA margin before specific items are defined as EBITDA and EBITDA before specific items as a percentage of sales and adjusted sales, respectively. Refer to the Q1, 2010 Management Discussion and Analysis – Section 8, “Non-GAAP Measures” for further details.

The search for a successor to President and CEO Richard Garneau, whose term will conclude at the end of May, 2010, remains underway.

Further Quarterly Results Materials

This release, a summary slide presentation, and full quarterly report (MD&A, financial statements and accompanying notes) are available on our web site at www.catalystpaper.com/Investors. The full quarterly report is also filed with SEDAR in Canada and EDGAR in the United States.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With six facilities located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 2.5 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and its common shares trade on the Toronto Stock Exchange under the symbol CTL. Catalyst is listed on the Jantzi Social Index® and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Richard Garneau, president and CEO and Brian Baards, vice-president, finance and CFO will hold a conference call on Thursday, April 29, 2010 at 11 a.m. ET, 8 a.m. PT to present the company’s first quarter results. Financial analysts and institutional investors are invited to dial 1-888-231-8191 (North America) or 1-647-427-7450 (Toronto / International) reservation number 69114814.  Media and other interested people may join the live webcast in listen-only mode at www.catalystpaper.com/conferencecall.asp.

Forward-Looking Statement

Certain matters in this news release, including statements with respect to general economic and market conditions, demand for products, pricing expectations, anticipated cost savings and capital expenditures, are forward looking.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future economic conditions, demand for products, levels of advertising, product pricing, ability to achieve operating and labour cost reductions, currency fluctuations, production flexibility and related courses of action, as well as other factors management believes are appropriate.  Such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading “Risks and uncertainties” in Catalyst’s management’s discussion and analysis in the interim report for the quarter ended March 31, 2010 and available at www.sedar.com.

Investors:	Media:

Brian Baarda	Lyn Brown
Vice-President, Finance & CFO	Vice-President, Corporate Relations
604-247-4710	604-247-4713

Peter Staiger
Vice-President, Treasurer
604-247-4372